1.	Branzan Investment Advisors, Inc. 73-1625479
2.
3.
4.	Colorado
5.	387,550
6.	500
7.	387,550
8.	20,600
9.	45,394
10.
11.	0.7%
12.	IA-Reporting Person is a registered
	investment advisor. Shares owned or controlled by officers, directors, shareholders or employees of the Reporting Person are aggregated with those of the Reporting Person.